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                                                                EXHIBIT (c)(3)


                                      CKI

                            CHARBONNEAU-KLEIN, INC.


November 8, 2000

Mr. James Hinton
President
Mortgage Portfolio Services, Inc.
4144 N. Central Expressway #800
Dallas, TX 75204

Dear James,

Pursuant to our letter of engagement, dated October 11, 2000, Charbonneau-Klein, Inc. (CKI) has prepared the following for your review. The data reviewed by CKI was provided by Mortgage Portfolio Services, Inc. (MPS). The data included financial and production data for the periods ending December 31, 1999 and August 30, 2000. The focus of CKI's analysis is based on the year to date August 2000 data, with a particular focus on the June to August 2000 time frame.

CKI did not conduct an audit of the MPS data, but believes the data to be true and accurate. Interviews with key management of MPS added additional input and clarity regarding the operation of MPS.

The stated purpose of this evaluation was to determine a strategic plan by which MPS could maximize shareholder value. The alternatives available to MPS are assumed to be limited by the existing structure and capital base of MPS. Infusions of additional capital would potentially influence some of the alternatives available. The assumption was made by CKI that implementation of the following alternatives would be considered only in light of the existing corporate structure.

The alternatives CKI believes are reasonable and prudent to consider are as follows:

         1. Maintain the current operations and adhere to the "Target" budget model.

         2. Expand the PAMCO operation, through acquisition.

         3. Sell the PAMCO operation and retain the MPS operation.

         4. Sell the MPS Team Texas and Second Lien operations, while retaining PAMCO.

         5. Sell PAMCO and MPS operations and shut down the net branches.



400 Randal Way, Suite 310  o  Spring, Texas 77388  o  281-528-7748  Office
o 281-528-7756 Fax
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Each of these alternatives have certain risks and rewards to MPS. Determination of which path to take is the decision of MPS's shareholders, based on their long-term return on investment criteria.

DISCUSSION OF OPTIONS:

OPTION 1: MAINTAIN THE CURRENT OPERATION. CKI reviewed the "Target" budget prepared by MPS. The budget includes operational assumptions on both the MPS and PAMCO divisions for 2001 and 2002. The estimated operating income, net of direct branch expense and indirect branch support, is a modest loss of $191,613.

The loss anticipated in 2001 is based upon volume estimates of $407 million for PAMCO and $265 million for MPS. These volume estimates appear to be attainable, as they are equal to or slightly higher than the current run rates for both divisions.

In order to achieve a breakeven or gain in 2001, the consolidated operation of MPS should attempt to increase revenues and lower operating costs. This obvious goal can be attained by increasing the per file fee paid by net branches to MPS and increasing the secondary marketing revenues at PAMCO by introduction of a hedging strategy.

The current per file fee income to MPS from its net branches is approximately $834, based on August 2000 data. The estimated indirect branch support for accounting/finance, human resources, closing, quality control and executive administration is $673 per loan. The net income per loan from net branch fees, is only $161 per loan. This income appears to be too small in view of the risk and additional non-cash expense it must offset. The $673 cost does not include deferred compensation, interest due parent, depreciation or amortization of goodwill. A wider margin should be sought.

On the PAMCO operation, the introduction of a hedging strategy should produce a net hedge gain of at least .15% (15 basis points). This 15 basis point gain on 85% of the estimated 2001 volume of $407 million, would increase earnings by $518,925. This alone could alter the earnings estimate from ($191,613) to $327,312.

An increase in net branch fees from $834 to $1,000 would increase earnings an additional $166 per loan or approximately $149,400 based on an estimated net branch volume of $75,000,000 or 900 loans. Combining the hedge gain and increased per file fee, MPS could have estimated earnings of $476,712 for year 2001. The earnings estimate of $476,712 is only a 7 basis point return on the total volume of $672 million in the budget estimate.

OPTION 2: EXPANDING THE PAMCO OPERATION THROUGH ACQUISITION.

Expansion can be accomplished through internal growth or acquisition. CKI feels the most expedient way is through acquisition of an existing profitable firm. A firm which is

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showing on-going profitability and growth will enable MPS to have an immediate impact on earnings and return on investment.

Generally, companies which are profitable and have been expanding will reach a point where additional growth is unachievable, due to capital constraints. Capital to support warehouse borrowings, technology updates and establishing new offices is in great demand. In addition, better execution on secondary marketing transactions and elimination of personal liability are the most prominent reasons for an owner to sell his company.

In order for MPS to increase PAMCO's production by $200 million per year, MPS should be prepared to acquire an operation under the following formula:

   Servicing value + adjusted net worth + production premium = purchase price

The servicing portfolio, if one exists, is valued at its current fair market basis. If no servicing exists, no value is assigned.

Adjusted net worth is the stated net worth or stockholders equity less any value associated with mortgage servicing rights, goodwill, intra/inter-company receivables or shareholder receivables or assets which have no real value. If the balance sheet contains none of these type of assets, the adjusted net worth equals the stated net worth.

The production premium is the value attributable to the initial twelve month's volume of retail production, from the closing date, net of cost of production. This premium is the result of multiplying the estimated volume by the estimated total revenues, in basis points. From this gross value, the gross expenses for direct branch, indirect branch support and G/A allocation are deducted. The net value is the difference of the revenues less expenses.

Example:      $200 million x 2.75% gross revenues = $5.5 million
              $200 million x 2.25% gross expenses = $4.5 million
              Net Value = $1.0 million

In addition to the initial premium of $1 million, the seller would expect to participate in the earnings from years 2 - 4. The customary participation amount is 25% - 50% of the pre-tax earnings in years 2 - 4.

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In our example, the first year earnings are $1 million, if this held true for all years, one through four, the production value would be:

               Earnings      % Premium       $ Premium
               ------------  --------------  ---------------
Year 1         $1 million    100%            $1 million
Year 2         $1 million    33%             $ .33 million
Year 3         $1 million    33%             $ .33 million
Year 4         $1 million    33%             $ .33 million
TOTAL          $4 MILLION    N/A             $2 MILLION

in the case of atypical, privately owned, $200 million a year retail production company, the firm would probably have an adjusted net worth of approximately $1 million. The total purchase price for his firm would therefore be:

        Servicing                       $0
        Adjusted Net Worth              $1 million
        1st  Year Premium               $1 million
        2-4 Year Premiums               $1 million
                                        ----------
        TOTAL                           $3 MILLION

The example assumed the net positive production spread to be 50 basis points. Most firms fall in a range, currently of 25 - 50 basis points.

Purchasing a firm in the manner described would provide the buyer, MPS, an average return on investment for five years of 20.45% and return on equity of 51.33% (equity of the acquired). MPS would recover its total investment, of approximately $3 million, in approximately five years.

While this type of expansion can provide additional earnings, it does require the commitment of capital. The MPS, Inc. consolidated statement of August 31, 2000, shows a stated net worth of $5,369,106. The adjusted net worth is:

Total Assets                          $60,944,604
Less: MSR's                           $ 6,306
Less: Due from Parent                 $ 35,939
Less: Goodwill                        $ 300,771
ADJUSTED TOTAL ASSETS                 $60,601,588

Adjusted total Assets                 $60,601,588
Less: Total Liabilities               $53,775,497
Less: Sub debt to Parent              $ 1,800,000
ADJUSTED NET WORTH                    $ 5,026,091



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A purchase of a $200 million production firm would require approximately $2 million initially or 39% of MPS's total net worth. This may be a price and risk the shareholders are unwilling to accept.

OPTION 3: SELL THE PAMCO OPERATION AND RETAIN THE MPS OPERATION.

In reviewing the PAMCO data, it appears PAMCO is generating net income of approximately $661,112 or 23.48 basis points year to date September 2000. The estimated annual pre-tax income is $678,003 or 17.6 basis points for calendar year 2000. The volume estimate for 2000 is $385,960,000 and $417,775,000 for
2001.

PAMCO Model 1, attached, shows the anticipated income and expense for PAMCO from 2001 through 2005.

Based on the CKI formula for value, as previously explained, CKI feels PAMCO has a current market value as stated:

Servicing                              $0.00
Tangible Assets                        $100,000
Initial Production Premium             $1,065,488
Year 2                                 $ 563,916
Year 3                                 $ 806,308
Year 4                                 $1,082,240
TOTAL                                  $3,617,952


By reducing warehouse costs, PAMCO could increase its net positive spread in 2001 from .255% to .284%. In addition, the implementation of a hedging strategy could further increase revenues by 15 basis points, net of costs. The combined reduction of expense and increased revenues result in an estimated gain of $1,813,143 or 43.4 basis points in 2001.

PAMCO Model 2, attached, shows anticipated earnings with the hedge implemented.

Servicing                                 $0.00 _
Tangible Assets                           $100,000
Initial Production Premium                $1,692,151
Year 2                                    $ 791,394
Year 3                                    $1,056,535
Year 4                                    $1,357,489
TOTAL                                     $4,997,569

By selling PAMCO, MPS could recognize immediate cash proceeds of $1,065,488 to $1,692,151. Future proceeds could range from $2,552,464 to $3,305,418. These funds could be used to pay off the subordinated debt and for fund expansion of the other MPS lines of business.

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OPTION 4: SELL MPS'S TEAM TEXAS AND SECOND LIEN OPERATION.

The sale of retail mortgage companies carries a premium of an initial twelve month's production value, plus a future earn out. Any type of wholesale operation generally brings only a value associated with approximately 3 - 6 months of production. No earn out or future earnings participation beyond six months is normal or customary.

CKI reviewed the operating income and expenses of Team Texas - wholesale sub-prime and cost centers 5801 and 5800, Second Liens. These cost centers had combined originations of $10,229,059 in August 2000 and have an annualized estimated volume of $122 million. The "target" forecast volume for 2001 is $130 million.

Exhibits A, Model 1 and Exhibit B, Model 2 show the income and expenses, with allocations for years 2001 through 2004. Using the August 2000 annualized data as the basis, CKI's projected volume for Team Texas is $119 million in 2001 and $275 million for the combined MPS Second Lien area. These divisions would have combined revenues of approximately $4.9 million, with expenses estimated to be $5.3 million in 2001. This resulting estimated loss of $400,000 is approximately 27 basis points of total volume.

Given the current infrastructure in place, MPS would need volume to increase to approximately $175 million in these two areas in order to generate a profit margin of approximately $179,000. This margin of profit is extremely thin for the higher risk product being originated.

CKI has never sold a production unit which was exclusively sub-prime and second liens. As a result, it is difficult to estimate what an interested buyer would pay. Applying the normal formula for value, it would appear the units have little or no value, due to the operating losses they are experiencing.

The salaries, commissions and employee benefits appear to be high. These employee expenses are 2.21% for Team Texas and 2.73% for the Second Lien unit, as a percentage of annualized volume. Similar expenses for wholesale agency originations are 1.25% and approximately 1.35% for agency retail. Admittedly, employee costs are higher for subprime originations, but those costs appear to be extraordinary.

OPTION 5: SELL PAMCO AND MPS, SHUT DOWN THE NET BRANCHES.

This final option, of course, assumes the shareholders are ready to terminate their investment. In doing so, the proceeds from a sale would substantially be as described under Option 3 and Option 4. The value for PAMCO is approximately $3,617,952 to $4,997,569 and MPS has a nominal value.

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A sale of the firm would enable the shareholders to pay off the debt and obtain a premium over their current shareholder equity. This writer does not sense that a liquidation is the desired execution, but it is an alternative.

SUMMARY:

Based on the alternatives discussed, CKI believes either a sale of PAMCO or continued operation of the company, with the addition of a hedging program, to be the best execution.

PAMCO has value in the current marketplace and can be sold. A sale of PAMCO would take approximately 4 - 6 months and should not be undertaken until the calendar year 2000 data is available. Charbonneau-Klein, Inc. is prepared to assist in the sale. A complete offering memorandum would be compiled after a more detailed due diligence review of every aspect of PAMCO.

If the decision is to continue the operation, with the addition of a hedge program, CKI is prepared to implement such a program within thirty days. Based on our research, we believe additional income of 15 - 25 basis points can be attained.

Please call me with any questions regarding this report. We greatly appreciate you allowing Charbonneau-Klein, Inc. to assist you in this process. We look forward to assisting you in whatever decision you make.

Sincerely,

LARRY CHARBONNEAU
MANAGING DIRECTOR

LLC/pmb

enclosures

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